Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Melissa Feider, Staff Accountant

BY EDGAR TRANSMISSION

September 25, 2008

Ladies and Gentlemen

Re: MGT Capital Investments, Inc (File no. 001-32698) Form 10-K for Fiscal Year Ended December 31 2007

Thank you for your letter dated September 16, 2008.   In response we have organised a conference call between you, us, our auditors and our attorneys on September 30, 2008, 10:00 EST, to discuss Staff’s comments.

We therefore request an extension to the original ten business days to reply to the letter.  We ask that the deadline be moved from September 26, 2008 to October 10, 2008.

Should you have any queries, please do not hesitate to contact us.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

MGT CAPITAL INVESTMENTS, INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 7950 Fax: +44 (0) 20 7605 7951 EMAIL info@mgtci.com WEB
www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA